July 28, 2006

Mr. Adam Washecka
United States Securities & Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re: File No. 000-50343
Integrated Alarm Services Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005, Filed March 16, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2006

Dear Mr. Washecka:

We are providing our responses to the comments issued in your letter of June 22, 2006. The Company’s responses to your comments are numbered to coincide with the numbering in your comment letter. References in this letter to the Company, we or us refer to Integrated Alarm Services Group, Inc. ("IASG").

1. We refer to the 2nd paragraph on page 21 where you disclose that your trailing annual end-user growth rates in the wholesale monitoring segment, including acquisitions were 12.3%, 31.7% and 1.2%. Given your disclosure on the top of page F-28 that all goodwill on acquisitions completed in 2004 and 2005 was recorded in the alarmmonitoring retail services segment, please revise to clearly disclose why you believe it is appropriate to include acquisitions in your discussion of the wholesale business segment.

Response:  On page 21, the table presenting “summary of end-user accounts” includes a line titled “end-users acquired”. This item includes accounts added by the wholesale segment as well as accounts added by the retail segment where the wholesale segment will provide monitoring services to the end-users. If the end-users acquired were not isolated, the implied ‘organic growth’ of the wholesale segment would be materially overstated.

In terms of the disclosure (page F-28) that all goodwill on acquisitions completed in 2004 and 2005 was recorded in the alarm monitoring retail services segment, there were no acquisitions in those years that included only wholesale accounts. One acquisition in 2004 (NACC) and one acquisition in 2005 (FSS) included both wholesale and retail assets. The majority of the assets acquired in both of these business acquisitions were principally retail segment assets (NACC acquisition - retail assets $31.6 million and wholesale assets $16.8 million and FSS acquisition - retail assets $19.6 million and wholesale assets $3.7 million).

We have determined that based on the relative fair value of the assets acquired from the aforementioned business acquisitions that approximately $1.2million of goodwill recorded in the retail segment should have been recorded in the wholesale segment. This reclass between retail and wholesale segments would not result in any impairment under our FAS 142 impairment test performed in 2005. Accordingly, we plan to record this reclass in our FAS 142 impairment test performed in the third quarter of 2006.

2.  Further, refer to the last sentence of this paragraph and tell us and disclose whether these amounts represent all of the monitoring contracts that are owned by your retail monitoring segment. Please also disclose why you believe it is appropriate to include these amounts within the wholesale business segment discussion.

Response: The number of accounts disclosed is the majority of the retail segment accounts that are owned. In some cases when we acquire retail accounts, it is necessary for technical or business reasons to continue to use a third party monitoring station to provide the monitoring service. These retail accounts monitored at other central stations would not be included in the numbers presented.

The wholesale segment provides monitoring services to the retail segment's customer and bills the retail segment approximately $3 per customer monitored. The retail segment holds the contract with the end customer and bills the end customer the monthly contractual amount which generally approximates $30 per customer. The $3 represents intercompany revenue earned by the wholesale segment and therefore we believe it is appropriate to also include these intercompany accounts within the wholesale business segment.

We will expand our disclosure in future filings to clarify this by stating the following in the aforementioned paragraph " End-users acquired includes accounts purchased by the wholesale segment and customers acquired by the retail segment. The number of end-users included in the total that are owned by us are xxx, the remainder are third party owned.

3. Please expand your disclosure to discuss the trends and conditions that caused your trailing annual end-user account growth rates in the wholesale segment, excludingcquisitions, to be (3.2%), (6.1%), and (7.4%) for 2003, 2004 and 2005. To the extent possible, discuss whether you expect these trends and conditions to continue into the future.

Response: We note that it is difficult to isolate the various trends of the wholesale segment growth rate. Within the customer base there is a turnover of accounts in excess of 20% a year. We lose some dealers as customers and we acquire new dealers. Dealers we retain lose some of their customers and install new systems to obtain new customers. Dealers sometimes maintain relationships at more than one central station and move customers back and forth due to price or other considerations. Our systems are not designed to track this data and we would not have a reasonable way to validate information obtained from dealers.

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We have added and trained sales staff to significantly increase our efforts to obtain new dealers as customers and increase our cross-selling to existing customers. We anticipate that if we do not cut back our sales efforts we will move the growth rate into positive territory but we believe it is too early to validate the results of our efforts.

4. We refer to the 4th paragraph on page 33 where you indicate that you have approximately $3,053,000 in your wholesale monitoring segment. Please tell us whether this figure includes payments received from your retail monitoring segment. If so, please revise to disclose the amount that represents inter-company recurring monthly revenue.

Response: The $3,053,000 of recurring monthly revenue disclosed in the liquidity section for the wholesale monitoring segment does include $400,000 of revenue or payments received from the retail monitoring segment. In future filings we will disclose that the wholesale monitoring segment recurring monthly revenue amount includes inter-company recurring monthly revenue from the retail segment in the amount of $XXX.

5. Please explain to us what the line item Deferred customer acquisition revenue represents in the operating activities section.

Response: Deferred customer acquisition revenue represents upfront non-refundable deposits from certain bundled arrangements described in the fourth paragraph of our revenue recognition policy on page F-9. In future filings, we will add clarity by changing the descriptor to "Deferred revenue - bundled arrangements".

6. Please revise to discuss your revenue recognition policy for your acquired customer contracts. Further, tell us and clarify your disclosure to indicate whether you provide the monitoring services for all of the end users of these acquired customer contracts.

Response:  The first paragraph on page F-9 under Revenue Recognition discloses the revenue recognition policy for our acquired customer contracts. In future filings we will modify the first sentence of the first paragraph to add clarity as follows: IASI provides monitoring services to customers under contracts (including contracts acquired from dealers, other third parties or in business acquisitions or under foreclosure) with typical terms ranging from one to five years in duration. The fourth paragraph discloses the additional accounting required where we perform the installation.

We provide the monitoring services for over 95% of the end-users of the acquired customer contracts. The number of acquired customer contracts where we do not provide the monitoring is not significant however we will disclose in future filings the following modification to our revenue recognition disclosure: "Certain owned customer contracts are being monitored by third party monitoring service providers. We recognize revenue from these contracts as the monitoring service is being provided.

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7. We note your disclosure on page F-9 that in most cases loans are foreclosed and valued at the lower of cost or fair value of the customer contracts that you take ownership of. We also note in the 3rd paragraph on page 6 that you generally require Dealers to whom you provide alarm monitoring contract financing to use your monitoring services for the contracts that they continue to own. Since it appears that you already have the right to the cash flows of the alarm monitoring contracts that  you take ownership of, it is unclear to us how these alarm monitoring contracts have  value to you upon determining that the loans are impaired. Please clarify for us in  your response letter.

Response: The following will outline the possible customer contracts owned by a dealer who is a loan (note receivable) customer:

    (a) Customer’s contract is pledged as collateral for the loan.
    (b) Customer’s contract is not collateral but we provide monitoring services.
    (c) Customer’s contract is not collateral and a third party provides monitoring.

If a dealer loan has an outstanding balance, we evaluate the (a) contracts for collateral value (performing recurring monthly revenue at a market multiple). If the dealer defaults on a loan, we take ownership of the (a) contracts thru foreclosure. The lower of cost or fair value gets added to customer contracts on our balance sheet and the loan (note) is removed from our books. Any loss is recognized immediately. The former loan is not disclosed in our discussion of notes receivable and collateral. As disclosed in note 2, we have not incurred a loss in a foreclosed loan since 2003.

The loan customer who is in good standing would generally have been required to move his (c) customers to a (b) status upon entering into the loan agreement. The (b) contracts are an additional source of revenue from an existing loan customer.

We will provide the following disclosure in future filings to add clarity to our disclosure on page F-9 by adding the following to the last sentence on that page. When a dealer becomes delinquent, the Company generally forecloses on, and takes ownership of, the portfolio of customer’s monitoring contracts resulting in an increase in customer contracts and a decrease in notes receivable.”

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8. Please explain to us your basis for amortizing deferred customer acquisition costs  over the life of the customer relationship to the extent of deferred revenue and over the term of the contract for costs in excess of deferred revenue. Reference all pertinent, authoritative US GAAP literature that supports your accounting policy.

Response: Our accounting policy for certain, bundled arrangements, has been to capitalize all direct and incremental costs for new customers. These costs are amortized accordingly: 1) costs up to but not exceeding the deferred revenue (up front non-refundable payment) for a particular contract are amortized over the average customer relationship period (generally twelve years, the same period as the related deferred revenue) and 2) anycosts exceeding the deferred revenue for a particular contract are amortized over the average original contract term (generally three - five years) both periods beginning upon the completion of the installation. Recurring monthly revenue is recognized as service is performed. Our basis to defer costs in excess of deferred revenue is the authoritative guidance of FAS 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases and SAB 104 Revenue Recognition in Financial Statements. These amounts are deemed realizable because of the multi-year contracts and our intent to enforce these contracts. Our basis for amortizing deferred customer acquisition costs is paragraph 4 of Technical Bulletin 90-1, and SAB Topic 13F Question 5 which indicates that "When both costs and revenue (in an amount equal to or greater than the costs) are deferred, the Staff believes that the capitalized costs should be charged to expense proportionately and over the same period that deferred revenue is recognized as revenue".

 9. Please tell us how many reporting units you have identified and how you determined these reporting units using the guidance of SFAS 142.

Response: We have two reporting units which are consistent with our segments. As discussed in question 13, the Chief Operating Decision Maker (CODM), (in our case the CEO) allocates resources on the basis of segments, for which we have concluded two segments, wholesale and retail. In determining our reporting units we followed the authoritative guidance of paragraphs 30 and 31 of FAS No. 142, Goodwill and Other Intangible Assets (FAS 142). FAS 142 defines a reporting unit as either an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of the component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. Accordingly for the purposes of FAS 142 (and in connection with FAS 131) we have identified two operating segments (wholesale and retail) as discrete financial information is available and our CEO regularly reviews the operating results and related financial data.

No level below the wholesale operating segment exists (e.g. no discrete financial information exists below the operating segment), accordingly the wholesale operating segment is the reporting unit. Although certain discrete financial information for retail commercial and retail residential contracts was collected and reported to the CODM and the retail segment manager starting in late December 2005, primarily for our investment banker (see response to question 13 for further discussion) we do not believe they are separate components. Even if one were to consider the residential and commercial branches as two individual components, we believe that these components would meet the aggregation criteria under EITF D-101, Clarification of Reporting Unit Guidance In Paragraph 30 of FASB Statement No. 142, based on the following:

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•	In allocating resources to grow the retail business, the CODM and other managers determine the sales and marketing commitment to make in a given territory based upon competitive pressure in the territory and expected pricing/profitability.

•
Most decisions made over budget allocations for ongoing service and support functions are based upon projected recurring monthly revenue and are not influenced by customer type. Since generating RMR internally with our employees is significantly cheaper than purchasing customer accounts from dealers, we support internal growth initiatives within our existing territories before purchasing accounts externally. The customer type would not influence the internal growth decision.

•
The territories of the residential and commercial branches overlap and both install alarm systems in small business applications. They often pool their resources for various training needs. Personnel management needs are provided by employees that split their time between locations and the locations split the payroll and other costs. Parts and alarm system components are purchased from the same major suppliers. Both branches have similar licensing needs to install alarm systems. Monitoring services are provided to both by our wholesale segment from the same physical location and at prices that approximate $3 per account per month. The two division heads report to the President of the retail subsidiary who in turn reports to the CODM.

•
Employees are transferred between divisions when there is a business need. Skill sets required for most jobs are similar. The payroll system is a shared system. Billing and customer service will be integrated into the same platform over the next nine months.

Due to the above, we believe that the goodwill should be tested for recovery at the retail operations level and not at the residential and commercial branch level which work in concert and are interdependent.

Refer to our response to question 13 for our discussion regarding our operating segments.

Paragraph 30 of FAS 142, includes a number of characteristics that must be present for a component of an operating segment to be a reporting unit. The FASB staff believes that how an entity manages its operations and how an acquired entity is integrated with the acquiring entity are key to determining the reporting units of the entity. As noted in the basis for conclusions of FAS 142, "The Board's intent was that a reporting unit would be the level of internal reporting that reflects the way an entity manages its business or operations and to which goodwill naturally would be associated." "That approach reflects the Board's belief that the information an entity reports for internal use will reflect the way the overall entity is managed." When we make an acquisition, such operations are fully integrated into the retail or wholesale operating segments (reporting units). As mentioned above and discussed further in our response to question 13, the commercial information was primarily collected and reported for our investment banker, but is not the manner in which we manage our business. The primary focus since going public has been the acquisition of retail contract portfolios.

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10. Please expand your disclosure on page F-27 to indicate the amount of the "bonus buy-out" liability that you have accrued as of December 31, 2005 or tell us why you do not believe that disclosure is necessary. Further, if you believe there is a reasonable possibility that a loss exists in excess of the amount accrued, disclose the possible additional loss or range of possible additional losses in accordance with paragraph 10 of SFAS 5.

Response: The amount of the “bonus buy-out” accrued as of December 31, 2005 was $585,000 which we believe is the probable amount in accordance with the agreement. We do not believe the disclosure of the amount is significant to the financial statements. The plaintiff seeks $2,192,000 which would include a favorable determination to him both that his termination was not for cause and that his employment agreement was orally amended to change certain bonus provisions to his favor. The company has accrued a $585,000 expense based upon an outcome that the termination was for cause, without offset for the company’s counterclaims against the plaintiff relating to the use of the company’s facilities, employees and overhead for an unauthorized, unrelated business. The litigation is presently in the discovery stage. The possible additional loss would be the $2,192,000 sought less the $585,000 already accrued. We believe the maximum loss is determinable from the information provided in the footnote.

11. In accordance with paragraph 51b. of SFAS 141, please revise to disclose the primary reasons for each acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill. Provide us with thisinformation in your response letter.

Response: The primary purpose of all our acquisitions is to increase recurring monthly revenue in our retail segment and/or our wholesale segment. The specific acquisitions are a matter of timing and price.

In each case, goodwill was primarily due to the negotiated arms length price being higher than the fair value of the net assets acquired as determined by our independent valuation consultants and reviewed by management. Each of the three acquisitions (FSS, Alliant and NACC) had established assembled workforces and offered us expected synergies when combined with our operations.

We will revise our disclosure in subsequent filings to incorporate the aforementioned in accordance with paragraph 51b of FAS 141 as follows:

FSS & NACC
These acquisitions brought to the Company established markets of alarm dealers who required financing. They also owned portfolios of residential customer contracts, provided monitoring to dealers on a wholesale basis and had an assembled workforce.

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ALLIANT
Alliant brought to the Company an established regional market of residential and commercial customer contracts. It also had an assembled workforce to provide service as well as to install new alarm systems and expand the operations of the business.

12.  Tell us how you determined the acquisitions of certain assets of Alliant Protection Services, Inc. and Emergency Response Network, Inc., as disclosed on pages F-30 and F-32 respectively, were business combinations pursuant to SFAS 141. We refer you to paragraph 9 of SFAS 141 and EITF Issue No. 98-3 for guidance.

Response:   Purchase of Alliant Protection Services, Inc. (Alliant).

This transaction was the purchase of a business that was being sold due to filing bankruptcy. The sale of the business was being managed by an appointed trustee. The business included Commercial and Residential RMR, installation and service capability, an older truck fleet, computer systems and employees. The day to day business was being managed by the trustee prior to our purchase.

Due to the bankruptcy, the transaction was structured as an asset purchase. The 40 plus employees were put on our payroll at the time of purchase of the assets. Prior to our cquisition of Alliant, it was operating as a business. We acquired the entire business, other than the Trustee who was assigned to oversee the operations while in bankruptcy.

In determining whether the Alliant was a business, we considered Inputs, Processes and Outputs as outlined in EITF 98-3. Alliant was a completely functioning business until nd after it filed for bankruptcy. Inputs, processes and output included customer contracts (intangible assets), truck fleet and approximately 40 employees who were executing the day to day operations, computer systems (e.g. accounting and other), operational processes, access to customers through continuity of brand name, an employee group to perform nstallation  ervices which had the ability to obtain access to customers that purchase our service. Accordingly, we concluded that Alliant is a business because it contains all the inputs and  processes necessary for it to conduct normal operations after the acquisition, which includes the ability to sustain a revenue stream by providing its outputs to customers. In order to streamline the Alliant operations, it was fully integrated into the retail segment of our business.

          Purchase of 100% of the outstanding stock of AHS and related operating assets of Emergency Response Network, Inc. (ERN) collectively referred to as ERN.

This transaction was the purchase of a business that was being sold due to our willingness to pay a premium for the business and offer the owner an employment contract.  The business included Residential RMR, installation and service capability, an older truck fleet, computer systems, and employees who performed the day to day operating activities. The day to day business was being managed by the owner prior to our purchase who was hired in connection with the acquisition. The business had operated as a stand-alone business prior to the purchase.

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In determining whether the ERN was a business, we considered Inputs, Processes and Outputs as outlined in EITF 98-3. Inputs, processes and output included customer contracts (intangible assets), truck fleet and over 40 employees who were executing the day to day operations (including installation services employees), computer systems (e.g. accounting and other), operational processes, access to customers through continuity of brand name, an employee group to perform installation services which had the ability to obtain access to customers that purchase our service. Accordingly, we concluded that ERN is a business because it contains all the inputs and processes necessary for it to conduct normal operations after the acquisition, which includes the ability to sustain a revenue stream by providing its outputs to customers.

The transaction was structured as a combination asset and stock purchase all with the same party and negotiated at the same time. The 43 employees were put on our payroll at the time of purchase of the assets and AHS, Inc. subsidiary. Other Company assets were transferred to this location and additional employees hired.

AHS was licensed to install security monitoring systems and sold the contracts to ERN upon completion of the installation. ERN provided all services to the customers whose contracts it owned. Operation as two corporations provided lenders with increased comfort that the collateral of their loans was protected.

Based upon the above, ERN has been treated as a business acquisition. Subsequent to the acquisition, ERN was fully integrated into our business.

13.  We note from your disclosure here and on page 17 that your alarm-monitoring retail services segment (retail segment) provides both 1) working capital to independent alarm-monitoring dealers and 2) customer service, billing and collection functions to your portfolio of accounts. Given the distinction between these two areas and the apparent significance of each to your overall business strategy, it is unclear to us why your chief operating decision maker (CODM) does not review the operating results and assess performance of each separately. Please clarify for us in your response letter. In addition, please identify for us your chief operating decision maker and provide us with an example of the reports that this function reviews when making decisions about resources to be allocated and when assessing performance.

Response: In addition to monitoring which produces approximately 99% of the retail segment revenue, the retail segment also provides both, 1) working capital to independent alarm monitoring dealers and 2) customer service, billing and collection functions to our portfolio of accounts. We have determined that our Chief Executive Officer is our CODM as he is responsible for reviewing financial data in order to allocate resources and assess the performance of our two segments. Historically, separate discrete information related to providing working capital to independent alarm monitoring dealers and customer service, billing and collection services has not been provided to our CODM. Further revenue from each of these revenue sources were not significant to total revenue (customer service, billing and collection revenue was approximately 1.0 % of total revenue in 2005 and 1.0 % in Q1 of 2006).

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Discrete financial information regarding the lending activities is not maintained; instead it is integrated into the Retail Segment. The majority of notes receivable were the result of the acquisitions of NACC in 2004 and FSS in 2005. Of the $25 million of notes acquired in the November 2004 NACC acquisition, one dealer repaid their entire $17million in notes in early 2005. The notes receivable outstanding at December 31, 2005 represented only 5.9% of total assets. Excluding these two acquisitions, our loans to new dealers have been limited to $2million loaned in 2005.

Customer billing and collection (although insignificant to our consolidated financial statements) is a normal part of our retail segment business. We perform most of these services on accounts owned by this segment but we also perform these services for loan customers and some smaller dealers on a third-party basis. We do not maintain discrete financial information of these activities. Instead such financial data is fully integrated into the retail segment which is reviewed by the CODM.

Working capital provided to alarm monitoring dealers (although insignificant to our consolidated financial statements) is a normal part of our retail segment business. The largest single cost of the lending function is cost of capital; i.e. interest expense. We have not traditionally allocated interest expense to our divisions but include it as a corporate function. The second largest cost of the lending function is customer service and billing activities for the lenders customers. As the customers and their contracts are collateral for the loans, we provide billing and lock box services to assure our ability to protect our collateral. These customer service and billing services are not significant and are co-mingled with the same services we provide to our own portfolio of accounts. We do not allocate the costs between the owned accounts and the collateral accounts, as all costs are fully integrated (no separate discrete financial information exists of the activities related to the working capital provided to alarm monitoring dealers) into the retail segment report that is reviewed by the CODM.

The chief operating decision maker from the time we went public in 2003 until May 31, 2006 was Timothy M. McGinn, former Chief Executive Officer. The new Chief Executive Officer effective June 1, 2006 is Charles T. May. We have attached an example of the quarterly reporting package (Exhibit A) that the CEO reviews when assessing performance.

In 2005, Management began discussing with investment bankers strategies that would increase shareholder value which included a possibility of selling a portion of our customer contracts. The investment bankers suggested that a portfolio of exclusively commercial customer contracts might be marketable at a much higher multiple than a business that contained both commercial and residential contracts. As a result of discussions with the investment bankers, Management began transferring responsibility for the residential contracts owned by the PSI (wholly owned partnership acquired in 2003) branch to a retail residential branch so that PSI operations would only contain commercial contracts. In order to provide our investment banker with discrete financial information from our commercial contracts, we started to collect and report discrete financial information for the residential and commercial

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branches of our retail segment to our CODM and segment manager. The change in discrete financial information was first collected and reported on forthe month of November 2005 to our CODM in late December 2005 and to our Board of Directors in 2006 (See Q4-2005 Report dated March 21, 2006 in Exhibit A attached). Separate discrete financial information on the commercial and residential divisions is not available prior to the fourth quarter results presented to our CODM in late December 2005 and to the Board of Directors in 2006. Although this approach has attracted potential buyers for the commercial contracts, these efforts have not resulted in a transaction. However, it should be noted that although our internal reporting was modified in conjunction with our sales efforts our CODM and segment manager continue to measure operating performance and allocate resources based on the total retail segment and not based on the breakout of commercial and residential branches. Further demonstration of this was discussed on our response to question 9 and can be further supported by the following:

The primary capital expenditure is the purchase of additional customer contracts from dealers and other sources. These are purchased on an “as available” basis with little consideration if they are residential or commercial. Equipment purchases, primarily computer, are done on the basis of how many accounts are currently serviced and anticipated growth over the next two years. Some of the shared services between these divisions include employee cost, telephone, insurance and equipment lease payments. When reviewing operating results for the month, the branch heads will meet with the President of the retail subsidiary who in turn will meet with the CODM to discuss the major trends in the segment.

Currently PSI is operating as a commercial only retail branch. We have new executive management effective June 1, 2006. We are currently reviewing the structure of PSI. Management believes the branch structure which combined both commercial and residential contracts was a more efficient operation and is considering returning to that decentralized form of operation. If we return to the branch structure, discrete financial information will not be available for commercial and residential operations. We will not make any decisions on changing the structure until we complete the 2007 planning and budget process.

PSI was transformed into a commercial only branch to be ready for a possible sale. PSI is not currently for sale and we are in the process of deciding to run it as currently operating or returning it to an integrated retail branch operation. Until this process is complete early in 2007, we do not believe we should change our approach to goodwill evaluation or segment reporting. We believe that our operating segments are retail and wholesale as supported by the above discussion. Our business strategy for the retail segment has been to grow the retail operating segment by acquiring retail contracts, leveraging our existing infrastructure and capacity to service significantly more monitoring contracts at minimal incremental costs, and to efficiently run our branches. If it is determined by the CODM that the residential and commercial branches should be managed separately in the future, we will reevaluate our FAS 131 operating segments and FAS 142 reporting units.

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In future filings we plan to revise our disclosure of our segments descriptions to add clarity. Our planned disclosure revisions for Note 15 Segment and Related Information is as follows:

15.  Segment and Related Information

IASG has two reportable segments: Alarm-Monitoring wholesale services and Alarm-Monitoring retail services. The Company has determined its reportable segments based on its method of internal reporting which is used by management for making operational decisions and assessing performance.

The alarm-monitoring wholesale services segment provides monitoring services to a broad range of independent alarm-monitoring dealers. The alarm-monitoring retail services segment provides monitoring services to its end customers, working capital to independent alarm-monitoring dealers and customer service and billing and collection services to our portfolio of accounts. This is accomplished by purchasing alarm monitoring contracts from the dealer or by providing loans using the dealer's alarm monitoring contracts as collateral. IASI provides monitoring services (through IASG and other non-affiliated entities) to its customers through the wholesale segment.

The accounting policies of each of the segments are the same as those described in the summary of significant accounting policies, as outlined in Note 2. Management has determined that an appropriate measure of the performance of its operating segments would be made through an evaluation of each segment's income (loss) before income taxes. Accordingly, the Company's summarized financial information regarding the Company's reportable segments is presented through income (loss) before income taxes for the years ended December 31, 2003, 2004 and 2005.

14. Further, we note on page 8 that you also provide equipment sales without monitoring, commercial and residential bundled arrangements and an equipment discount program. Please tell us which segment you include these functions in and how you made this determination using the guidance of paragraph 10 of SFAS 131.

Response: The equipment discount program is offered free of charge to our wholesale segment customers (dealers) as an incentive for them to use us as their monitoring central station. We are able to negotiate significant discounts with equipment manufacturers due to the collective market share of our dealer customer base. The customer deals directly with the equipment manufacturer and obtains the discount by indicating its relationship with us.

Equipment sales without monitoring and commercial and residential bundled arrangements are all services provided by our retail segment. All of these services are provided on a customer-by-customer basis and are installed by our employees. These are services also provided by our wholesale (dealer) customers. We compete with our wholesale customers to provide these services. We do not sell equipment to our wholesale customers.

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We do not maintain separate discrete information for equipment sales without monitoring. As a result our CODM does not have such discrete data to review to allocate resources and assess performance of such activities; accordingly this is not deemed a segment. Further, these activities are not significant (represent 2.7% of total revenue).

In closing, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me for any additional clarification that is needed. It is the Company’s belief that disclosures in reports already filed with the Commission are adequate and there is no need to amend prior filings.

Sincerely,

/s/ Michael T. Moscinski
Michael T. Moscinski
Chief Financial Officer

mtm:cb

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EXHIBIT "A"

INTEGRATED ALARM SERVICES GROUP, INC.

Q2—2005
FINANCIAL STATEMENTS

BOARD OF DIRECTORS MEETING, AUG 15, 2005

INTEGRATED ALARM SERVICES GROUP, INC.
Q2-2005 YTD (BY SEGMENT)
($000's)

	WHOLESALE	RETAIL	CORPORATE	CONSOLIDATED (INC. ELIMINATIONS)

REVENUE:

MONITORING FEES	$17,982	$-	$-	$15,572

REVENUE FROM CUSTOMER ACCOUNTS	-	29,701	-	29,701

RELATED PARTY MONITORING	67	-	-	67

SERVICE / INSTALLATION / OTHER	4	3,802	-	3,806

TOTAL REVENUE	18,053	33,503	-	49,146

COST OF REVENUE / DIRECT EXPENSES	12,631	10,527	-	20,748

DIRECT MARGIN	5,422	22,976	-	28,398

OPERATING EXPENSES:

SALES & MARKETING	855	1,663	-	2,518

DEPRECIATION & AMORTIZATION	2,863	10,393	-	13,256

(GAIN) / LOSS ON SALE OF ASSETS	434	8	-	442

GENERAL & ADMINISTRATION	1,270	8,050	4,841	14,161

TOTAL OPERATING EXPENSES	5,422	20,114	4,841	30,377

INCOME / (LOSS) FROM OPERATIONS	-	2,862	(4,841)	(1,979)

OTHER INCOME / (LOSS)	-	-	-	-

AMORTIZATION OF DEBT ISSUANCE COSTS	-	-	(556)	(556)

INTEREST EXPENSE	(11)	(27)	(8,449)	(8,487)

INTEREST INCOME	-	2,133	245	2,378

INCOME / (LOSS) BEFORE PROVISION FOR INCOME TAXES	(11)	4,968	(13,601)	(8,644)

TAXES	72	2	208	282

NET INCOME / LOSS)	$(83)	$4,966	$(13,809)	$(8,926)

EBITDA	$2,863	$15,388	$(4,596)	$13,655

INTEGRATED ALARM SERVICES GROUP, INC.
Q2-2005 YTD (BY RETAIL SEGMENT ONLY)
($000's)
	ALBANY	PSI (INC. APEX)	LAS VEGAS (INC. NACC-RETAIL)	RETAIL SEGMENT - TOTAL

REVENUE:

REVENUE FROM CUSTOMER ACCOUNTS	$9,047	$7,929	$12,725	$29,701

SERVICE / INSTALLATION / OTHER	-	2,991	811	3,802

TOTAL REVENUE	9,047	10,920	13,536	33,503

COST OF REVENUE / DIRECT EXPENSES	2,383	5,579	2,565	10,527

DIRECT MARGIN	6,664	5,341	10,971	22,976

OPERATING EXPENSES:

SALES & MARKETING	7	1,211	445	1,663

DEPRECIATION & AMORTIZATION	5,910	2,824	1,659	10,393

(GAIN) / LOSS ON SALE OF ASSETS	-	8	-	8

GENERAL & ADMINISTRATION	2,427	2,137	3,486	8,050

TOTAL OPERATING EXPENSES	8,344	6,180	5,590	20,114

INCOME / (LOSS) FROM OPERATIONS	(1,680)	(839)	5,381	2,862

OTHER INCOME / (LOSS)	-	-	-	-

AMORTIZATION OF DEBT ISSUANCE COSTS	-	-	-	-

INTEREST EXPENSE	(2)	(25)	-	(27)

INTEREST INCOME	248	-	1,885	2,133

INCOME / (LOSS) BEFORE PROVISION FOR INCOME TAXES	(1,434)	(864)	7,266	4,968

TAXES	-	-	2	2

NET INCOME / LOSS)	$(1,434)	$(864)	$7,264	$4,966

EBITDA	$4,478	$1,985	$8,925	$15,388

INTEGRATED ALARM SERVICES GROUP, INC.
Q2-2005 vs Q1-2005 QTD INCOME STATEMENT (BY SEGMENT)
($000's)
	WHOLESALE			RETAIL			CORPORATE			CONSOLIDATED (INC. ELIMINATIONS)
	Q2-2005	Q1-2005	CHANGE	Q2-2005	Q1-2005	CHANGE	Q2-2005	Q1-2005	CHANGE	Q2-2005	Q1-2005	CHANGE

REVENUE:

MONITORING FEES	$8,978	$9,004	$(26)	$-	$-	$-	$-	$-	$-	$7,750	$7,822	$(72)

REVENUE FROM CUSTOMER ACCOUNTS	-	-	-	15,419	14,282	1,137			-	15,419	14,282	1,137

RELATED PARTY MONITORING	34	33	1	-	-	-			-	34	33	1

SERVICE / INSTALLATION / OTHER	4	-	4	1,480	2,321	(841)			-	1,484	2,321	(837)

TOTAL REVENUE	9,016	9,037	(21)	16,899	16,603	296	-	-	-	24,687	24,458	229

COST OF REVENUE / DIRECT EXPENSES	6,455	6,176	279	5,235	5,292	(57)	-	-	-	10,462	10,286	176

DIRECT MARGIN	2,561	2,861	(300)	11,664	11,311	353	-	-	-	14,225	14,172	53

OPERATING EXPENSES:

SALES & MARKETING	539	316	223	820	843	(23)	-	-	-	1,359	1,159	200

DEPRECIATION & AMORTIZATION	1,422	1,441	(19)	5,720	4,673	1,047	-	-	-	7,142	6,114	1,028

(GAIN) / LOSS ON SALE OF ASSETS	412	22	390	30	(22)	52	-	-	-	442	-	442

GENERAL & ADMINISTRATION	641	629	12	4,340	3,710	630	3,039	1,802	1,237	8,020	6,141	1,879

TOTAL OPERATING EXPENSES	3,014	2,408	606	10,910	9,204	1,706	3,039	1,802	1,237	16,963	13,414	3,549

INCOME / (LOSS) FROM OPERATIONS	(453)	453	(906)	754	2,107	(1,353)	(3,039)	(1,802)	(1,237)	(2,738)	758	(3,496)

OTHER INCOME / (LOSS)	-	-	-	-	-	-	-	-	-	-	-	-

AMORTIZATION OF DEBT ISSUANCE COSTS	-	-	-	-	-	-	(282)	(274)	(8)	(282)	(274)	(8)

INTEREST EXPENSE	(5)	(6)	1	(13)	(14)	1	(4,283)	(4,166)	(117)	(4,301)	(4,186)	(115)

INTEREST INCOME	-	-	-	1,011	1,122	(111)	113	133	(20)	1,124	1,255	(131)

INCOME / (LOSS) BEFORE PROVISION FOR INCOME TAXES	(458)	447	(905)	1,752	3,215	(1,463)	(7,491)	(6,109)	(1,382)	(6,197)	(2,447)	(3,750)

TAXES	(11)	82	(93)	1	1	-	151	57	94	141	140	1

NET INCOME / LOSS)	$(447)	$365	$(812)	$1,751	$3,214	$(1,463)	$(7,642)	$(6,166)	$(1,476)	$(6,338)	$(2,587)	$(3,751)

EBITDA	$969	$1,894	$(925)	$7,485	$7,902	$(417)	$(2,926)	$(1,669)	$(1,257)	$5,528	$8,127	$(2,599)

INTEGRATED ALARM SERVICES GROUP, INC.
Q2-2005 vs Q1-2005 QTD INCOME STATEMENT (RETAIL SEGMENT ONLY)
($000's)
	ALBANY			PSI (INC. APEX)			LAS VEGAS (INC. NACC-RETAIL)			RETAIL SEGMENT - TOTAL
	Q2-2005	Q1-2005	CHANGE	Q2-2005	Q1-2005	CHANGE	Q2-2005	Q1-2005	CHANGE	Q2-2005	Q1-2005	CHANGE

REVENUE:

REVENUE FROM CUSTOMER ACCOUNTS	$4,799	$4,248	$551	$4,031	$3,898	$133	$6,589	$6,136	$453	$15,419	$14,282	$1,137

SERVICE / INSTALLATION / OTHER	-	-	-	1,178	1,813	(635)	302	509	(207)	1,480	2,322	(842)

TOTAL REVENUE	4,799	4,248	551	5,209	5,711	(502)	6,891	6,645	246	16,899	16,604	295

COST OF REVENUE / DIRECT EXPENSES	1,244	1,139	105	2,644	2,935	(291)	1,347	1,218	129	5,235	5,292	(57)

DIRECT MARGIN	3,555	3,109	446	2,565	2,776	(211)	5,544	5,427	117	11,664	11,312	352

OPERATING EXPENSES:

SALES & MARKETING	7	-	7	610	601	9	203	242	(39)	820	843	(23)

DEPRECIATION & AMORTIZATION	3,317	2,593	724	1,571	1,253	318	832	827	5	5,720	4,673	1,047

(GAIN) / LOSS ON SALE OF ASSETS	-	-	-	30	(22)	52	-	-	-	30	(22)	52

GENERAL & ADMINISTRATION	1,333	1,094	239	1,156	981	175	1,851	1,635	216	4,340	3,710	630

TOTAL OPERATING EXPENSES	4,657	3,687	970	3,367	2,813	554	2,886	2,704	182	10,910	9,204	1,706

INCOME / (LOSS) FROM OPERATIONS	(1,102)	(578)	(524)	(802)	(37)	(765)	2,658	2,723	(65)	754	2,108	(1,354)

OTHER INCOME / (LOSS)	-	-	-	-	-	-	-	-	-	-	-	-

AMORTIZATION OF DEBT ISSUANCE COSTS	-	-	-	-	-	-	-	-	-	-	-	-

INTEREST EXPENSE	(1)	(1)	-	(12)	(13)	1	-	-	-	(13)	(14)	1

INTEREST INCOME	114	134	(20)	-	-	-	897	988	(91)	1,011	1,122	(111)

INCOME / (LOSS) BEFORE PROVISION FOR INCOME TAXES	(989)	(445)	(544)	(814)	(50)	(764)	3,555	3,711	(156)	1,752	3,216	(1,464)

TAXES	-	-	-	-	-	-	1	1	-	1	1	-

NET INCOME / LOSS)	$(989)	$(445)	$(544)	$(814)	$(50)	$(764)	$3,554	$3,710	$(156)	$1,751	$3,215	$(1,464)

EBITDA	$2,329	$2,149	$180	$769	$1,216	$(447)	$4,387	$4,538	$(151)	$7,485	$7,903	$(418)

INTEGRATED ALARM SERVICES GROUP, INC.
BALANCE SHEETS
($000's)
	JUN-30-2005	MAR-31-2005	DEC-31-2004

ASSETS

CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	$25,442	$26,854	$31,555
CURRENT PORTION OF NOTES RECEIVABLE	18,534	19,510	5,187
ACCOUNTS RECEIVABLE, NET	5,615	6,738	6,290
INVENTORIES	1,161	1,079	1,234
PREPAID EXPENSES	1,197	1,537	1,128
DUE FROM RELATED PARTY	129	136	71
TOTAL CURRENT ASSETS	52,078	55,854	45,465

PROPERTY AND EQUIPMENT, NET	7,152	7,774	7,926
NOTES RECEIVABLE, NET OF CURRENT PORTION	1,960	5,068	22,211
DEALER RELATIONSHIPS, NET	32,276	33,382	34,530
CUSTOMER CONTRACTS, NET	90,293	93,281	85,169
DEFERRED INSTALLATION COSTS	8,119	7,069	5,946
GOODWILL, NET	91,557	91,194	91,434
DEBT ISSUANCE COSTS, NET	5,095	5,334	5,322
OTHER IDENTIFIABLE INTANGIBLES, NET	2,764	2,909	3,054
RESTRICTED CASH AND CASH EQUIVALENTS	1,400	1,400	757
OTHER ASSETS	301	237	270
TOTAL ASSETS	$292,995	$303,502	$302,084

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
CURRENT PORTION OF LONG-TERM DEBT	$4,390	$4,970	$5,225
CURRENT PORTION OF CAPITAL LEASE OBLIGATIONS	364	375	460
ACCOUNTS PAYABLE	2,155	1,934	3,720
ACCRUED EXPENSES	9,558	13,905	9,185
CURRENT PORTION OF DEFERRED REVENUE	10,058	10,311	9,756
OTHER CURRENT LIABILITIES	174	106	161
TOTAL CURRENT LIABILITIES	26,699	31,601	28,507

LONG-TERM DEBT, NET OF CURRENT PORTION	125,000	125,000	125,000
CAPITAL LEASE OBLIGATIONS, NET OF CURRENT PORTION	428	507	575
DEFERRED REVENUE, NET OF CURRENT PORTION	5,158	4,636	4,035
DEFERRED INCOME TAXES	1,332	1,222	1,113
OTHER LIABILITIES	7	45	-
DUE TO RELATED PARTY	6	8	4
TOTAL LIABILITIES	158,630	163,019	159,234

STOCKHOLDERS' EQUITY:
COMMON STOCK	25	25	25
PAID-IN CAPTIAL	207,007	206,785	206,566
ACCUMULATED DEFICIT	(72,667)	(66,327)	(63,741)
TOTAL STOCKHOLDERS' EQUITY	134,365	140,483	142,850
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$292,995	$303,502	$302,084

INTEGRATED ALARM SERVICE GROUP, INC. AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS
($000's)

	2005 YTD	Q2-2005	Q1-2005

Cash flows from operating activities:
Net income (loss)	$(8,925,741)	$(6,339,490)	$(2,586,251)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation and amortization	13,256,140	7,142,532	6,113,608
Amortization of deferred installation costs, net	252,419	143,252	109,167
Amortization of debt issuance costs	556,081	281,881	274,200
Interest expense - non-cash, notes	440,609	221,668	218,941
Provision for bad debts	642,545	603,367	39,178
Deferred income taxes	218,760	109,380	109,380
Earned discount on notes receivable	(614,932)	(297,098)	(317,834)
Loss (gain) on sale or disposal of assets	442,250	442,063	187
Changes in assets and liabilities, net of effects of
acquisitions and non-cash transactions:
Accounts receivable	31,803	518,658	(486,855)
Inventories	72,440	(82,446)	154,886
Prepaid expenses	(69,327)	339,614	(408,941)
Other assets	(30,878)	(64,337)	33,459
Deferred installation costs	(2,911,035)	(1,450,488)	(1,460,547)
Due from/to related parties	(55,751)	5,986	(61,737)
Accounts payable and accrued expenses	(1,416,543)	(4,497,710)	3,081,167
Deferred revenue	(31,489)	(426,178)	394,689
Deferred installation revenue	1,943,004	953,099	989,905
Other liabilities	20,174	29,285	(9,111)
Net cash provided by operating activities	3,820,529	(2,366,962)	6,187,491
Cash flows from investing activities:
Purchase of property and equipment	(1,004,414)	(478,046)	(526,368)
Proceeds from sale of property and equipment	-	-	-
Purchase of customer contracts and dealer relationships	(11,747,576)	(1,808,575)	(9,939,001)
Financing of dealer loans	(2,440,292)	(426)	(2,439,866)
Repayment of dealer loans	7,431,491	4,316,731	3,114,760
Decrease (increase) in restricted cash	(642,610)	-	(642,610)
Business acquisitions, net of cash acquired	(122,621)	(362,718)	240,097
Net cash used in investing activities	(8,526,022)	1,666,966	(10,192,988)
Cash flows from financing activities:
Payments of obligations under capital leases	(243,461)	(89,554)	(153,907)
Repayment of long-term debt	(835,000)	(580,000)	(255,000)
Debt issuance costs	(329,118)	(42,863)	(286,255)
Net cash used in financing activities	(1,407,579)	(712,417)	(695,162)

Net increase (decrease) in cash and cash equivalents for the period	(6,113,072)	(1,412,413)	(4,700,659)
Cash and cash equivalents at beginning of period	31,554,609	26,853,950	31,554,609
Cash and cash equivalents at end of period	$25,441,537	$25,441,537	$26,853,950

INTEGRATED ALARM SERVICES GROUP, INC.
Q2-2005 vs Q1-2005 QTD INCOME STATEMENT (BY SEGMENT)
($000's)

	WHOLESALE				RETAIL
	YTD	Q2-2005	Q1-2005	Q2 vs Q1 CHANGE	YTD	Q2-2005	Q1-2005	Q2 vs Q1 CHANGE

COMPENSATION, PAYROLL TAXES AND BENEFITS	602	332	270	62	4,243	2,209	2,034	175
PROFESSIONAL FEES - SARB-OX RELATED	-	-	-	-	-	-	-	-
BAD DEBT EXPENSE	181	170	11	159	465	348	117	231
BANK / LOCKBOX / BILLING / COLLECTION FEES	65	30	35	(5)	528	284	244	40
LEGAL / PROFESSIONAL FEES (EXC. SARB-OX AND ACCTG)	75	37	38	(1)	192	115	77	38
PROFESSIONAL FEES - ACCOUNTING / AUDIT	-	-	-	-	-	-	-	-
RENT, UTILITIES AND BUILDINGS	-	-	-	-	560	287	273	14
D & O INSURANCE	-	-	-	-	-	-	-	-
OTHER INSURANCE	-	-	-	-	352	203	149	54
POSTAGE & SHIPPING	-	-	-	-	314	167	147	20
TELEPHONE	-	-	-	-	305	99	206	(107)
TRAVEL & ENTERTAINMENT	57	29	28	1	171	97	74	23
TELEMATICS RESERVES	222	-	222	(222)	-	-	-	-
SUPPLIES, OPERATING LEASES AND SERVICE AGREEMENTS	-	-	-	-	215	163	52	111
BOARD FEES	-	-	-	-	-	-	-	-
THIRD PARTY SERVICE / TEMP SERVICES	-	-	-	-	144	89	55	34
FRANCHISE TAXES	-	-	-	-	-	-	-	-
OTHER	68	43	25	18	561	279	282	(3)
	1,270	641	629	12	8,050	4,340	3,710	630

	CORPORATE				CONSOLIDATED
	YTD	Q2-2005	Q1-2005	Q2 vs Q1 CHANGE	YTD	Q2-2005	Q1-2005	Q2 vs Q1 CHANGE

COMPENSATION, PAYROLL TAXES AND BENEFITS	1,043	639	404	235	5,888	3,180	2,708	472
PROFESSIONAL FEES - SARB-OX RELATED	1,891	1,308	583	725	1,891	1,308	583	725
BAD DEBT EXPENSE	-	-	-	-	646	518	128	390
BANK / LOCKBOX / BILLING / COLLECTION FEES	-	-	-	-	593	314	279	35
LEGAL / PROFESSIONAL FEES (EXC. SARB-OX AND ACCTG)	326	243	83	160	593	395	198	197
PROFESSIONAL FEES - ACCOUNTING / AUDIT	588	255	333	(78)	588	255	333	(78)
RENT, UTILITIES AND BUILDINGS	-	-	-	-	560	287	273	14
D & O INSURANCE	410	205	205	-	410	205	205	-
OTHER INSURANCE	-	-	-	-	352	203	149	54
POSTAGE & SHIPPING	-	-	-	-	314	167	147	20
TELEPHONE	7	6	1	5	312	105	207	(102)
TRAVEL & ENTERTAINMENT	22	15	7	8	250	141	109	32
TELEMATICS RESERVES	-	-	-	-	222	-	222	(222)
SUPPLIES, OPERATING LEASES AND SERVICE AGREEMENTS	-	-	-	-	215	163	52	111
BOARD FEES	186	112	74	38	186	112	74	38
THIRD PARTY SERVICE / TEMP SERVICES	-	-	-	-	144	89	55	34
FRANCHISE TAXES	71	37	34	3	71	37	34	3
OTHER	297	219	78	141	926	541	385	156
	4,841	3,039	1,802	1,237	14,161	8,020	6,141	1,879

INTEGRATED ALARM SERVICES GROUP, INC.

Q3—2005
FINANCIAL STATEMENTS

BOARD OF DIRECTORS MEETING, NOVEMBER 10, 2005

INTEGRATED ALARM SERVICES GROUP, INC.
YR 2005 INCOME STATEMENT, BY QUARTER
TOTAL / CONSOLIDATED
	Q1-2005	Q2-2005	Q3-2005	Q4-2005	YR 2005
	ACTUAL	ACTUAL	PRLM ACT	FORECAST	ACT / FCST

REVENUE	$24,457,935	$24,687,445	$24,501,227	$25,876,248	$99,522,855

COST OF REVENUE / DIRECT EXPENSES	10,110,449	10,286,756	10,782,007	10,771,724	41,950,937

DIRECT MARGIN	14,347,486	14,400,689	13,719,220	15,104,524	57,571,919
DIRECT MARGIN, AS % OF REVENUE	58.7%	58.3%	56.0%	58.4%	57.8%

OPERATING EXPENSES:

SALES & MARKETING	1,159,358	1,359,115	1,223,844	1,260,893	5,003,210

DEPRECIATION & AMORTIZATION	6,113,608	7,142,531	7,613,629	7,933,634	28,803,403

(GAIN) / LOSS ON SALE OF ASSETS	187	442,063	332,414	-	774,664

GENERAL & ADMINISTRATION	6,315,157	8,196,123	6,032,991	7,345,459	27,889,730

TOTAL OPERATING EXPENSES	13,588,310	17,139,833	15,202,878	16,539,986	62,471,007

INTEREST INCOME	1,254,669	1,123,763	1,145,899	1,379,874	4,904,204

INCOME / (LOSS) FROM OPERATIONS	2,013,844	(1,615,381)	(337,759)	(55,588)	5,116

OTHER INCOME / (LOSS)	-	-	-	-	-

AMORTIZATION OF DEBT ISSUANCE COSTS	274,200	281,880	282,067	285,000	1,123,148

INTEREST EXPENSE	4,185,514	4,301,092	4,314,105	4,069,293	16,870,004

INCOME / (LOSS) BEFORE PROVISION FOR INCOME TAXES	(2,445,870)	(6,198,354)	(4,933,931)	(4,409,880)	(17,988,035)

TAXES	140,381	141,136	94,715	-	376,232

NET INCOME / (LOSS)	$(2,586,251)	$(6,339,489)	$(5,028,646)	$(4,409,880)	$(18,364,267)

EBITDA	$8,127,453	$5,527,150	$7,275,870	$7,878,046	$28,808,519
EBITDA, AS % OF REVENUE (EXC. FSS)	33.2%	22.4%	29.7%	30.4%	28.9%

INTEGRATED ALARM SERVICES GROUP, INC.
YR 2005 INCOME STATEMENT, BY QUARTER
WHOLESALE SEGMENT
	Q1-2005	Q2-2005	Q3-2005	Q4-2005	YR 2005
	ACTUAL	ACTUAL	PRLM ACT	FORECAST	ACT / FCST

REVENUE	$9,036,784	$9,016,398	$9,057,762	$9,860,094	$36,971,038

COST OF REVENUE / DIRECT EXPENSES	6,000,899	6,280,141	6,258,883	6,003,642	24,543,565

DIRECT MARGIN	3,035,885	2,736,258	2,798,879	3,856,452	12,427,474
DIRECT MARGIN, AS % OF REVENUE	33.6%	30.3%	30.9%	39.1%	33.6%

OPERATING EXPENSES:

SALES & MARKETING	316,425	539,002	340,168	350,000	1,545,595

DEPRECIATION & AMORTIZATION	1,440,806	1,422,160	1,344,956	1,505,909	5,713,831

(GAIN) / LOSS ON SALE OF ASSETS	22,243	412,209	197,871	-	632,323

GENERAL & ADMINISTRATION	453,549	466,259	(3,817)	175,000	1,090,991

TOTAL OPERATING EXPENSES	2,233,023	2,839,630	1,879,178	2,030,909	8,982,741

INTEREST INCOME	-	-	-	-	-

INCOME / (LOSS) FROM OPERATIONS	802,862	(103,373)	919,701	1,825,543	3,444,733

OTHER INCOME / (LOSS)	-	-	-	-	-

AMORTIZATION OF DEBT ISSUANCE COSTS	-	-	-	-	-

INTEREST EXPENSE	5,855	4,731	6,356	5,855	22,798

INCOME / (LOSS) BEFORE PROVISION FOR INCOME TAXES	797,007	(108,104)	913,345	1,819,688	3,421,935

TAXES	82,465	(10,812)	-	-	71,654

NET INCOME / (LOSS)	$714,541	$(97,293)	$913,345	$1,819,688	$3,350,282

EBITDA	$2,243,668	$1,318,787	$2,264,657	$3,331,452	$9,158,564
EBITDA, AS % OF REVENUE (EXC. FSS)	24.8%	14.6%	25.0%	33.8%	24.8%

INTEGRATED ALARM SERVICES GROUP, INC.
YR 2005 INCOME STATEMENT, BY QUARTER
RETAIL SEGMENT (EXCLUDING PSI AND INCLUDING ALL APEX)

	Q1-2005	Q2-2005	Q3-2005	Q4-2005	YR 2005
	ACTUAL	ACTUAL	PRLM ACT	FORECAST	ACT / FCST

REVENUE	$12,077,261	$12,841,150	$12,562,482	$12,673,056	$50,153,949

COST OF REVENUE / DIRECT EXPENSES	2,907,287	3,064,118	3,401,748	3,875,084	13,248,237

DIRECT MARGIN	9,169,974	9,777,032	9,160,734	8,797,972	36,905,712
DIRECT MARGIN, AS % OF REVENUE	75.9%	76.1%	72.9%	69.4%	73.6%

OPERATING EXPENSES:

SALES & MARKETING	315,376	250,655	255,359	248,893	1,070,282

DEPRECIATION & AMORTIZATION	3,663,522	4,539,941	5,575,228	5,590,390	19,369,081

(GAIN) / LOSS ON SALE OF ASSETS	-	-	134,543	-	134,543

GENERAL & ADMINISTRATION	2,877,808	3,409,034	2,964,476	3,839,100	13,090,419

TOTAL OPERATING EXPENSES	6,856,706	8,199,630	8,929,606	9,678,383	33,664,325

INTEREST INCOME	1,122,016	1,010,933	932,271	1,270,859	4,336,079

INCOME / (LOSS) FROM OPERATIONS	3,435,284	2,588,336	1,163,399	390,448	7,577,466

OTHER INCOME / (LOSS)	-	-	-	-	-

AMORTIZATION OF DEBT ISSUANCE COSTS	-	-	-	-	-

INTEREST EXPENSE	-	1,653	85	-	1,738

INCOME / (LOSS) BEFORE PROVISION FOR INCOME TAXES	3,435,284	2,586,683	1,163,314	390,448	7,575,728

TAXES	1,093	663	498	-	2,255

NET INCOME / (LOSS)	$3,434,190	$2,586,019	$1,162,816	$390,448	$7,573,474

EBITDA	$7,098,806	$7,128,276	$6,738,627	$5,980,838	$26,946,547
EBITDA, AS % OF REVENUE (EXC. FSS)	58.8%	55.5%	53.6%	47.2%	53.7%

INTEGRATED ALARM SERVICES GROUP, INC.
YR 2005 INCOME STATEMENT, BY QUARTER
PSI (EXCLUDING ALL APEX)
	Q1-2005	Q2-2005	Q3-2005	Q4-2005	YR 2005
	ACTUAL	ACTUAL	PRLM ACT	FORECAST	ACT / FCST

REVENUE	$4,525,870	$4,058,252	$4,039,945	$4,573,098	$17,197,165

COST OF REVENUE / DIRECT EXPENSES	2,384,243	2,170,853	2,280,338	2,122,998	8,958,432

DIRECT MARGIN	2,141,627	1,887,399	1,759,607	2,450,100	8,238,733
DIRECT MARGIN, AS % OF REVENUE	47.3%	46.5%	43.6%	53.6%	47.9%

OPERATING EXPENSES:

SALES & MARKETING	527,557	569,458	628,317	662,000	2,387,332

DEPRECIATION & AMORTIZATION	1,009,280	1,180,431	693,445	837,335	3,720,491

(GAIN) / LOSS ON SALE OF ASSETS	(22,056)	29,854	-	-	7,798

GENERAL & ADMINISTRATION	831,984	931,334	752,006	848,549	3,363,873

TOTAL OPERATING EXPENSES	2,346,765	2,711,077	2,073,768	2,347,884	9,479,494

INTEREST INCOME	-	-	-	-	-

INCOME / (LOSS) FROM OPERATIONS	(205,138)	(823,678)	(314,161)	102,216	(1,240,761)

OTHER INCOME / (LOSS)	-	-	-	-	-

AMORTIZATION OF DEBT ISSUANCE COSTS	-	-	-	-	-

INTEREST EXPENSE	13,867	11,743	11,067	10,000	46,677

INCOME / (LOSS) BEFORE PROVISION FOR INCOME TAXES	(219,005)	(835,421)	(325,228)	92,216	(1,287,438)

TAXES	-	-			-

NET INCOME / (LOSS)	$(219,005)	$(835,421)	$(325,228)	$92,216	$(1,287,438)

EBITDA	$804,142	$356,753	$379,284	$939,551	$2,479,730
EBITDA, AS % OF REVENUE	17.8%	8.8%	9.4%	20.5%	14.4%

INTEGRATED ALARM SERVICES GROUP, INC.
YR 2005 INCOME STATEMENT, BY QUARTER
CORPORATE
	Q1-2005	Q2-2005	Q3-2005	Q4-2005	YR 2005
	ACTUAL	ACTUAL	PRLM ACT	FORECAST	ACT / FCST

REVENUE (ELIMINATION)	$(1,181,980)	$(1,228,355)	$(1,158,962)	$(1,230,000)	$(4,799,297)

COST OF REVENUE (ELIMINATION)	(1,181,980)	(1,228,355)	(1,158,962)	(1,230,000)	(4,799,297)

DIRECT MARGIN	-	-	-	-	-

OPERATING EXPENSES:

SALES & MARKETING	-	-	-	-	-

DEPRECIATION & AMORTIZATION	-	-	-	-	-

(GAIN) / LOSS ON SALE OF ASSETS	-	-	-	-	-

GENERAL & ADMINISTRATION	2,151,816	3,389,495	2,320,326	2,482,810	10,344,447

TOTAL OPERATING EXPENSES	2,151,816	3,389,495	2,320,326	2,482,810	10,344,447

INTEREST INCOME	132,653	112,829	213,628	109,015	568,125

INCOME / (LOSS) FROM OPERATIONS	(2,019,163)	(3,276,666)	(2,106,698)	(2,373,795)	(9,776,322)

OTHER INCOME / (LOSS)	-	-			-

AMORTIZATION OF DEBT ISSUANCE COSTS	274,200	281,880	282,067	285,000	1,123,148

INTEREST EXPENSE	4,165,792	4,282,965	4,296,597	4,053,438	16,798,792

INCOME / (LOSS) BEFORE PROVISION FOR INCOME TAXES	(6,459,155)	(7,841,511)	(6,685,362)	(6,712,232)	(27,698,261)

TAXES	56,823	151,284	94,217	-	302,324

NET INCOME / (LOSS)	$(6,515,978)	$(7,992,795)	$(6,779,579)	$(6,712,232)	$(28,000,585)

EBITDA	$(2,019,163)	$(3,276,666)	$(2,106,698)	$(2,373,795)	$(9,776,322)

INTEGRATED ALARM SERVICES GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	As of
	June 30, 2005	September 30, 2005
Cash and cash equivalents	$25,441,537	$9,125,459
Current portion of notes receivable	18,534,027	18,558,399
Accounts receivable, net	5,615,439	5,090,801
Inventories	1,161,345	972,249
Prepaid expenses	1,196,908	1,559,597
Due from related parties	128,617	177,716
Total current assets	52,077,873	35,484,221

Property and equipment, net	7,151,935	6,821,060
Notes receivable, net	1,960,251	1,438,470
Dealer relationships, net	32,276,377	31,130,758
Customer contracts, net	90,292,908	85,045,547
Deferred installation costs, net	8,118,705	9,024,975
Goodwill	91,557,145	90,997,206
Debt issuance costs, net	5,095,126	4,838,057
Other identifiable intangibles, net	2,764,271	2,619,282
Restricted cash	1,399,714	757,907
Deposits on acquistions	-	22,683,192
Other assets	301,001	301,564
Total assets	$292,995,306	$291,142,239

Liabilities and Stockholders' Equity
Current liabilities:
Borrowing on line of credit	$-	$3,000,000
Current portion of long-term debt	4,390,000	4,275,000
Current portion of capital lease obligations	363,587	364,955
Accounts payable	2,155,471	1,356,934
Accrued expenses	9,558,015	11,138,018
Current portion of deferred revenue	10,058,143	9,119,104
Other liabilities	174,025	200,525
Total current liabilities	26,699,241	29,454,536

Long-term debt, net of current portion	125,000,000	125,000,000
Capital lease obligations, net of current portion	428,441	389,815
Deferred revenue, net of current portion	5,158,212	5,748,723
Deferred income taxes	1,331,538	1,399,255
Other liabilities	6,959	-
Due to related parties	6,220	58,611
Total liabilities	158,630,611	162,050,940

Stockholders' equity:
Preferred stock	-	-
Common stock	24,682	24,682
Paid-in capital	207,006,676	207,161,926
Accumulated deficit	(72,666,663)	(78,095,309)
Treasury stock
Total stockholders' equity	134,364,695	129,091,299
Total liabilities and stockholders' equity	$292,995,306	$291,142,239

INTEGRATED ALARM SERVICES GROUP, INC.

Q4—2005
FINANCIAL STATEMENTS

BOARD OF DIRECTORS MEETING, MARCH 21, 2006

INTEGRATED ALARM SERVICES GROUP, INC.
Q4-2005 vs. Q3-2005 OPERATING RESULTS, BY DIVISION
		RETAIL				TOTAL /
	WHOLESALE	RESIDENTIAL	COMMERCIAL	CORPORATE	ELIMINATIONS	CONSOLIDATED

Q4-2005

REVENUE (ELIMINATION)	$9,294,646	$13,301,432	$4,217,697	$-	$(1,226,395)	$25,587,380

COST OF REVENUE (ELIMINATION)	5,679,576	4,971,366	2,252,385	-	(1,226,395)	11,676,932

DIRECT MARGIN	3,615,070	8,330,066	1,965,312	-	-	13,910,448
	38.9%	62.6%	46.6%			54.4%

OPERATING EXPENSES:

SALES & MARKETING	378,122	265,987	590,199	-	-	1,234,308

DEPRECIATION & AMORTIZATION	1,500,084	5,180,653	1,021,677	-	-	7,702,415

(GAIN) / LOSS ON SALE OF ASSETS	50,000	32,311	175,140	-	-	257,451

GENERAL & ADMINISTRATION	453,991	4,050,575	581,849	4,284,722	-	9,371,137

TOTAL OPERATING EXPENSES	2,382,197	9,529,527	2,368,865	4,284,722	-	18,565,311

INTEREST INCOME	-	1,288,032	-	25,963	-	1,313,996

INCOME / (LOSS) FROM OPERATIONS	1,232,873	88,572	(403,553)	(4,258,759)	-	(3,340,867)

OTHER INCOME / (LOSS)	-	-	-		-	-

AMORTIZATION OF DEBT ISSUANCE COSTS	-	-	-	241,630	-	241,630

INTEREST EXPENSE	2,794	1,688	13,674	4,190,237	-	4,208,392

INCOME / (LOSS) BEFORE PROVISION FOR INCOME TAXES	1,230,079	86,885	(417,227)	(8,690,626)	-	(7,790,889)

TAXES	12,576	316		173,673	-	186,565

NET INCOME / (LOSS)	$1,217,503	$86,568	$(417,227)	$(8,864,299)	$-	$(7,977,454)

EBITDA	$2,732,957	$5,269,226	$618,124	$(4,258,759)	$-	$4,361,548
EBITDA, AS % OF REVENUE	29.4%	39.6%	14.7%			17.0%

INTEGRATED ALARM SERVICES GROUP, INC.
Q4-2005 vs. Q3-2005 OPERATING RESULTS, BY DIVISION
		RETAIL				TOTAL /
	WHOLESALE	RESIDENTIAL	COMMERCIAL	CORPORATE	ELIMINATIONS	CONSOLIDATED

Q3-2005

REVENUE (ELIMINATION)	$9,057,762	$12,562,482	$4,039,945	$-	$(1,158,962)	$24,501,227

COST OF REVENUE (ELIMINATION)	6,258,883	3,226,748	2,280,338	-	(1,158,962)	10,607,007

DIRECT MARGIN	2,798,879	9,335,734	1,759,607	-	-	13,894,220
	30.9%	74.3%	43.6%			56.7%

OPERATING EXPENSES:

SALES & MARKETING	340,168	255,359	628,317	-	-	1,223,844

DEPRECIATION & AMORTIZATION	1,344,956	5,575,228	693,445	-	-	7,613,629

(GAIN) / LOSS ON SALE OF ASSETS	197,871	134,543	-	-	-	332,414

GENERAL & ADMINISTRATION	(3,817)	3,539,476	752,006	2,320,326	-	6,607,991

TOTAL OPERATING EXPENSES	1,879,178	9,504,606	2,073,768	2,320,326	-	15,777,878

INTEREST INCOME	-	932,271	-	213,628	-	1,145,899

INCOME / (LOSS) FROM OPERATIONS	919,701	763,399	(314,161)	(2,106,698)	-	(737,759)

OTHER INCOME / (LOSS)	-	-	-		-	-

AMORTIZATION OF DEBT ISSUANCE COSTS	-	-	-	282,067	-	282,067

INTEREST EXPENSE	6,356	85	11,067	4,296,597	-	4,314,105

INCOME / (LOSS) BEFORE PROVISION FOR INCOME TAXES	913,345	763,314	(325,228)	(6,685,362)	-	(5,333,931)

TAXES	-	498		94,217	-	94,715

NET INCOME / (LOSS)	$913,345	$762,816	$(325,228)	$(6,779,579)	$-	$(5,428,646)

EBITDA	$2,264,657	$6,338,627	$379,284	$(2,106,698)	$-	$6,875,870
EBITDA, AS % OF REVENUE	25.0%	50.5%	9.4%	#DIV/0!	0.0%	28.1%

INTEGRATED ALARM SERVICES GROUP, INC.
Q4-2005 vs. Q3-2005 OPERATING RESULTS, BY DIVISION
		RETAIL				TOTAL /
	WHOLESALE	RESIDENTIAL	COMMERCIAL	CORPORATE	ELIMINATIONS	CONSOLIDATED

CHANGE

REVENUE (ELIMINATION)	$236,884	$738,950	$177,752	$-	$(67,433)	$1,086,153

COST OF REVENUE (ELIMINATION)	(579,307)	1,744,618	(27,953)	-	(67,433)	1,069,925

DIRECT MARGIN	816,191	(1,005,668)	205,705	-	-	16,228
	8.0%	-11.7%	3.0%			-2.3%

OPERATING EXPENSES:

SALES & MARKETING	37,954	10,628	(38,118)	-	-	10,464

DEPRECIATION & AMORTIZATION	155,128	(394,575)	328,232	-	-	88,786

(GAIN) / LOSS ON SALE OF ASSETS	(147,871)	(102,232)	175,140	-	-	(74,963)

GENERAL & ADMINISTRATION	457,808	511,099	(170,157)	1,964,396	-	2,763,146

TOTAL OPERATING EXPENSES	503,019	24,921	295,097	1,964,396	-	2,787,433

INTEREST INCOME	-	-	-	-	-	168,097

INCOME / (LOSS) FROM OPERATIONS	313,172	(1,030,588)	(89,392)	(1,964,396)	-	(2,603,108)

OTHER INCOME / (LOSS)	-	-	-	-	-	-

AMORTIZATION OF DEBT ISSUANCE COSTS	-	-	-	(40,437)	-	(40,437)

INTEREST EXPENSE	(3,562)	1,603	2,607	(106,360)	-	(105,713)

INCOME / (LOSS) BEFORE PROVISION FOR INCOME TAXES	316,734	(1,032,191)	(91,999)	(1,817,600)	-	(2,456,958)

TAXES	12,576	(182)	-	79,456	-	91,850

NET INCOME / (LOSS)	$304,158	$(1,032,009)	$(91,999)	$(1,897,056)	$-	$(2,548,808)

EBITDA	$468,300	$(1,425,163)	$238,840	$(1,964,396)	$-	$(2,514,322)
EBITDA, AS % OF REVENUE	4.4%	-10.8%	5.3%			-11.0%

INTEGRATED ALARM SERVICES GROUP, INC.
CONSOLIDATED BALANCE SHEETS
($000's)

	As of
	12/31/2004	3/31/2005	6/30/2005	9/30/2005	12/31/2005
		(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$31,555	$26,854	$25,442	$9,125	$16,239
Current portion of notes receivable	5,187	19,510	18,534	18,558	6,108
Accounts receivable, net	6,290	6,738	5,615	5,091	5,158
Inventories	1,234	1,079	1,161	972	1,477
Prepaid expenses	1,127	1,537	1,197	1,560	1,084
Due from related parties	70	136	129	178	87
Total current assets	45,463	55,854	52,078	35,484	30,153

Property and equipment, net	7,927	7,774	7,152	6,821	7,843
Notes receivable, net	22,211	5,068	1,960	1,438	10,085
Dealer relationships, net	34,530	33,382	32,276	31,131	33,000
Customer contracts, net	85,169	93,281	90,293	85,046	80,532
Deferred installation costs, net	5,946	7,069	8,119	9,025	7,874
Goodwill	91,435	91,194	91,557	90,997	94,919
Debt issuance costs, net	5,322	5,334	5,095	4,838	4,596
Other identifiable intangibles, net	3,054	2,909	2,764	2,619	2,790
Restricted cash	757	1,400	1,400	758	758
Deposits on acquistions	-	-	-	22,683	-
Other assets	270	237	301	302	524
Total assets	$302,084	$303,502	$292,995	$291,142	$273,074

Liabilities and Stockholders' Equity
Current liabilities:
Borrowing on line of credit	$-	$-	$-	$3,000	$-
Current portion of long-term debt	5,225	4,970	4,390	4,275	-
Current portion of capital lease obligations	460	375	364	365	350
Accounts payable	3,720	1,934	2,155	1,357	2,306
Accrued expenses	9,185	13,905	9,558	11,138	9,256
Current portion of deferred revenue	9,756	10,311	10,058	9,119	8,724
Other liabilities	161	106	174	201	390
Total current liabilities	28,507	31,601	26,699	29,455	21,026

Long-term debt, net of current portion	125,000	125,000	125,000	125,000	125,000
Capital lease obligations, net of current portion	575	507	428	390	461
Deferred revenue, net of current portion	4,035	4,636	5,158	5,749	4,830
Deferred income taxes	1,113	1,222	1,332	1,399	1,582
Other liabilities	-	45	7	-	-
Due to related parties	4	8	6	58	61
Total liabilities	159,234	163,019	158,630	162,051	152,960

Stockholders' equity:
Preferred stock	-	-	-	-	-
Common stock	25	25	25	25	25
Paid-in capital	206,566	206,785	207,007	207,162	207,162
Accumulated deficit	(63,741)	(66,327)	(72,667)	(78,096)	(86,073)
Treasury stock	-	-	-		(1,000)
Total stockholders' equity	142,850	140,483	134,365	129,091	120,114
Total liabilities and stockholders' equity	$302,084	$303,502	$292,995	$291,142	$273,074